Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2006

Mr. Curtis Sikorsky
Chief Financial Officer
Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, Canada V6T 1Z3

Re: Cardiome Pharma Corp.
       Form 40-F for the Fiscal Year Ended December 31, 2005
       Filed April 3, 2006
       File No. 000-29338

Dear Mr. Sikorsky:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief